MANUALLY EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PE 8-1-02

For the month of August 2002

(Commission File No. 001-14493)

TELESP CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of registrant's name in English)

Rua Abílio Soares, 409
Paraíso - São Paulo, SP
The Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

Telesp Celular
Uma empresa do grupo
Portugal Telecom

FOR IMMEDIATE RELEASE

Contact: Edson Alves Menini
Telesp Celular S.A.
55 (11) 3059-7531

TELESP CELULAR PARTICIPAÇÕES – CAPITAL INCREASE BY PRIVATE SUBSCRIPTION OF SHARES

São Paulo, Brazil – August 23, 2002 - Telesp Celular Participações S.A ("TCP"), (NYSE: TCP; BOVESPA: TSPP3 (Common), TSPP4 (Preferred)), the Brazilian holding company that owns 100% of Telesp Celular S.A., the leading mobile operator in the state of São Paulo in Brazil, and an 83% indirect economic interest in Global Telecom S.A., a B-band mobile operator in the Brazilian states of Santa Catarina and Paraná, announces today, based on information provided by Banco ABN Amro Real S.A., the registrar for the Company's shares, (i) the number of new TCP preferred shares (PN), common shares (ON) and American depositary shares (ADSs) subscribed for in the Brazilian and U.S. markets during the first reoffering round of unsubscribed shares, which closed on August 21, 2002, (ii) the total number of shares subscribed in the Brazilian and U.S. markets through August 21, 2002, and (iii) the number of remaining unsubscribed shares that are available for subscription in the second reoffering round by TCP shareholders who participated in the first reoffering round and indicated an interest in subscribing for additional shares.

First Reoffering Round – Shares Subscribed – Brazilian Market						
	Common Shares	(%)(1)	Preferred Shares	(%)(2)	TOTAL	(%)(3)
Portugal Telecom	34,934,366,194	14.02	101,328,668,689	21.83	136,263,034,883	19.10
Other Shareholders	49,605,446	0.02	31,677,255,697	6.82	31,726,861,143	4.45
Total	34,983,971,640	14.04	133,005,924,386	28.65	167,989,896,026	23.55

First Reoffering Round – ADSs Subscribed – U.S. Market				
	ADSs	(%)(2)	TOTAL	(%)(3)
Portugal Telecom	10,835,602	5.84	10,835,602	3.80
Other Shareholders	5,483	0.003	5,483	0.002
Total	10,841,085	5.84	10,841,085	3.80

First Reoffering Round – Total Shares Subscribed					
Common Shares	(%)(1)	Preferred Shares (including preferred shares underlying ADSs)	(%)(2)	TOTAL	(%)(3)
34,983,971,640	14.04	160,108,636,886	34.49	195,092,608,526	27.35

(1) Percentage of common shares offered
(2) Percentage of preferred shares offered
(3) Percentage of total shares offered

Summary of Rights Offering Results

Total Shares Subscribed (Initial Subscription Period and First Reoffering Round)

	Common Shares	(%)[1]	Preferred Shares (including preferred shares underlying ADSs)	(%)[2]	TOTAL	(%)[3]
Portugal Telecom	246,948,700,588	99.08	210,573,625,393	45.37	457,522,325,981	64.13
Other Shareholders	2,020,961,696	0.81	100,996,966,756	21.76	103,017,928,452	14.44
Total	248,969,662,284	99.89	311,570,592,149	67.12	560,540,254,433	78.57

Unsubscribed Shares Available for Subscription from August 26, 2002 through August 28, 2002

Common Shares	(%)[1]	Preferred Shares (including preferred shares underlying ADSs)	(%)[2]	TOTAL	(%)[3]
275,205,975	0.11	152,601,119,652	32.88	152,876,325,627	21.43

TCP shareholders who subscribed for shares during the first reoffering round and indicated an interest in purchasing additional shares in the second reoffering round will have the right to subscribe for 0.00786663040526 of a common share and 1.14732573271796 preferred shares for each common and preferred share subscribed, respectively, in the first reoffering round.

The period for subscription of remaining unsubscribed shares in the second reoffering round, by preferred and common shareholders who indicated an interest in purchasing additional shares in the second reoffering round, ends on August 28, 2002.

After that date, if there are any unsubscribed shares remaining, a public auction will be held at the São Paulo Stock Exchange (BOVESPA), where such unsubscribed shares will be offered to the public.

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This information is also available at http://www.telespcelular.com.br

Contacts

Maria Paula Canais – Investor Relations Officer
pacanais@telespcelular.com.br
(11) 3059-7081

Edson Alves Menini – Investor Relations Adviser
emenini@telespcelular.com.br
(11) 3059-7531

Fabíola Michalski
fmichalski@telespcelular.com.br
(11) 3059-7975

Cláudio Wenzel Lagos
Clagos@telespcelular.com.br
(11) 3059-7480

(1) Percentage of common shares offered
(2) Percentage of preferred shares offered
(3) Percentage of total shares offered

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP CELULAR PARTICIPAÇÕES S.A.

Date: August 23, 2002

By: ______________________________

Name: Gilson Rondinelli Filho
Title: Vice President